[Letterhead of Locke Lord Bissell & Liddell LLP]

(214) 740-8515
gbetts@lockelord.com

May 28, 2010

Mr. William Demarest IV
Mail Stop 3010
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Weingarten Realty Investors (the "Company")
Form 10-K filed March 1, 2010
Schedule 14A filed March 26, 2010
File No. 0-12423

Dear Mr. Demarest:

We are in receipt of the Staff's comment letter dated May 20, 2010.   Set forth below is a re-type of each of the Commission's comments followed by each of the Company's responses.

Form 10-K

Note 3.            Variable Interest Entities, page 62

1.
We note that in December 2009, one unconsolidated joint venture became a VIE and it is not clear from the disclosure if you consolidate this joint venture.  Please show us the disclosure you will include in future filings to address this issue.

The unconsolidated entity that became a VIE remained unconsolidated as of year-end.  Our revised disclosure presented upon implementation of the new accounting guidance in 2010 for VIEs more clearly discloses which VIEs are consolidated and which are unconsolidated. Below is an excerpt of Note 3 from our March 31, 2010 Quarterly Report on Form 10-Q which outlines the format we will use going forward.

Unconsolidated VIEs:

We also have unconsolidated real estate joint ventures which engage in operating or developing real estate that have been determined to be VIEs due to agreements entered into by the joint ventures of which we were not determined to be the primary beneficiary.

An unconsolidated real estate joint venture was determined to be a VIE through the issuance of a secured loan since the lender has the ability to make decisions that could have a significant impact on the success of the entity.

Note 8.            Property, page 69

2.
We note that during 2009 you sold 11 retail buildings at seven operating properties.  Please tell us how you determined that you had no continuing involvement with the buildings as contemplated by the guidance in ASC 360-20-40-42.

We sold 11 buildings in 2009 at seven operating properties in which we determined that we have no continuing involvement.  Based on our sales contracts, we sold the land along with any buildings.  We have not maintained any equity interests in these transactions nor provided any seller financing; therefore, these transactions were not treated as financing, leasing or profit sharing arrangements. In some cases, we have entered into agreements whereby we provide the seller with common area maintenance services that are charged at prevailing market rates which does not preclude us from recognizing the sale.  Except for the common area maintenance agreements, no other services are being provided.

Note 15.          Commitments and Contingencies, page 74

3.
We note that as a result of the settlement in July 2009 you may be required to provide additional collateral in the amount of $45.7 million.  Please tell us how you have accounted for this additional collateral.

As a result of the settlement in July 2009, we may be required to provide additional collateral if a replacement Letter of Credit is not obtained within a given time period.  As of December 31, 2009, we performed a contingency analysis using weighted average probabilities of the likelihood we would need to provide collateral or obtain a replacement for the Letter of Credit.  Based on this analysis, we determined the fair value of the contingency was nominal.

Definitive Proxy Statement on Schedule 14A

Compensation Disclosure and Analysis, page 16

4.
We note your statement on page 7 that your compensation policies and practices for non-executive employees are not reasonably likely to have a material adverse effect on your financial results.  We note that you have not included any disclosure as it relates to your executive compensation policies and practices in response to Item 402(s) of Regulation S-K.  Please tell us the basis for your conclusion that disclosure is not necessary, and describe the process you undertook to reach that conclusion.  Refer to Item 402(s) of Regulation S-K.

In reaching its decision not to add the disclosure required by Item 402(s) of Regulation S-K, management and its counsel discussed the disclosure required by Item 402(s) and concluded that with respect to all employees of the Company, including executive officers, there is no business unit of the Company that carries a significant portion of the

Company's risk profile; other than market rate commissions paid for the leasing of space, the compensation structure of no business unit is structured differently than other units within the Company; there is no business unit significantly more profitable than others; there is no business unit in which compensation expense is a significant percentage of a unit's revenues; and there is no unit as to which compensation varies significantly from the Company's overall risk and reward structure.  Management believes that the Company does not compensate and incentivize its employees in a manner that creates additional risks for the Company outside the ordinary course of business.  There have been no material changes in the Company's risk profile other than the declining U.S. economy which has affected everyone in the U.S.  Please note that the Company has no "business units," but for purposes of this response, business unit means a Company department.

Annual Cash Compensation, page 18

5.
We refer to the summary compensation table on page 23 and note that Messrs. Hendrix and Richter each received increases to their base salary for 2009.  Please tell us why the compensation committee elected to increase their salary.  Note that your disclosure should include a discussion for all your named executive officers and not just your top two executives.  Confirm that you will include similar disclosure in future filings.

The Company’s CEO recommended to the compensation committee that both Mr. Richter’s and Mr. Hendrix’s base salaries be increased for fiscal 2009 based on a review of salary survey information and because both of them achieved their individual goals for fiscal 2008.  The amounts of the raises were determined by the CEO based upon salary survey information provided by NAREIT (National Association of Real Estate Investment Trusts) to the Company.  The compensation committee agreed with the CEO’s recommendation and awarded the raises.  Similar disclosure will be included in all future filings.

Annual Bonus, page 18

6.
Please briefly describe to us the individual targets used to determine annual bonuses for Messrs. Hendrix and Richter and how the achievement of those targets resulted in the bonus amounts actually paid.  Confirm that you will include similar disclosure in future filings.

With respect to fiscal 2009 performance, both Mr. Richter and Mr. Hendrix were eligible to receive bonuses equal to 50% of their base salaries based 50% on Company performance described on page 19 of the proxy statement and 50% based upon the achievement of individual goals.  The individual goals are not ranked in order of importance or assigned individual values with respect to the bonus amount.  As described on page 19 of the proxy statement, it was determined by the compensation committee that 85% of the Company goals were achieved.  The Company’s CEO reported to the compensation committee that Messrs. Richter and Hendrix had achieved 100% of their individual goals and the committee agreed with his analysis.  The CEO recommended bonuses for Messrs. Richter and Hendrix and the committee accepted his recommendation.

Mr. Richter’s individual goals were the achievement of increased liquidity, improved reporting format for information provided to trust managers prior to board meetings, improvement of associate morale, continuation of outsourcing efforts and increased efficiencies in staffing, and completion of implementation of enhanced information technology.

Mr. Hendrix’s individual goals were achievement of property disposition goals, net operating income goals, maintenance of occupancy levels, increased temporary rental income, reorganization of the construction department, management of rent reductions, and improvement of associate morale.

Similar disclosure will be included in future filings with the Commission.

7.
Please describe to us how you determined the annual bonus amounts awarded to Messrs. S. Alexander, Hendrix and Richter.  For example, explain how the achievement of 75% of the target for Mr. S. Alexander led to a payment amount of $354,400.  Confirm that you will include similar disclosure in future filings.

Mr. Alexander was eligible to receive a bonus equal to 70% of his base salary ($472,500) based on the performance of the Company.  Based on the Company's performance in fiscal 2009 (as described on page 19), the compensation committee awarded him a bonus equal to 75% of $472,500 ($354,400).  Messrs. Richter and Hendrix were eligible to receive bonuses equal to 50% of their base salaries ($224,000 and $214,000, respectively).  Their bonuses were based 50% on Company performance (as described on page 19) and 50% on individual performance (as described in Response 6 above).  The compensation committee determined that the Company performance achievement level was 85% (as described on page 19) and each of their individual performance levels was 100% achieved (as described in Response 6 above), resulting in a bonus of $207,200 for Mr. Richter and $198,000 for Mr. Hendrix.

Similar disclosure will be included in future filings with the Commission.

Long-Term Equity Incentive Compensation, page 19

8.
We note that the Compensation Committee has tabled its decision as it relates to equity compensation for 2009 performance.  Please confirm for us that you will file an Item 5.02 Form 8-K at such time as the committee determines equity awards for your named executive officers.

The Company has filed an Item 5.02 Form 8-K to report such information.

Summary Compensation, page 22

9.
We note that each named executive officer received stock and option awards in 2009.  It is unclear from your disclosure when and why these awards were granted.  Your disclosure states that the Compensation Committee tabled the discussion on share option and restricted share grants to the named executive officers, based on 2009 individual and company-wide performance.  Please tell us when and why these awards were made.  If these were performance awards granted in 2009 based on performance in 2008, please consider including in future filings a footnote to that effect and referring to any CD&A discussion in your prior proxy statement.

The restricted share and share option awards granted in 2009 were based on 2008 performance.  Further filings will contain disclosure to that effect and will refer shareholders to any applicable CD&A discussions in prior proxy statements.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at 214/740-8515.

Sincerely,

Locke Lord Bissell & Liddell LLP

By:	/s/ Gina E. Betts
Gina E. Betts